FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2023 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - September 2023 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Santander reports attributable profit of €8,143 million for the first nine months, increasing earnings per share by 17% TNAV plus cash dividend per share: +12% year to date 2023 interim cash dividend: +39% versus same payment of previous year Return on tangible equity (RoTE): 14.8%, in line with the full-year target Fully-loaded CET1: 12.3% after cash dividend accrual and current share buyback impact1 Madrid, 25 October 2023 - PRESS RELEASE • Net interest income increased 16%, reflecting growth in customer activity with nine million customers added in the past year, and positive balance sheet sensitivity to higher interest rates in Europe and Mexico2. • Net fee income increased 6%, with particularly good performance in CIB (+15%) and PagoNxt (+12%). • Revenue up 13% supported by income growth in all regions and particularly strong growth in the global businesses: Wealth Management & Insurance (+39%), PagoNxt (+23%) and CIB (+21%). • Efficiency ratio improved further to 44.0% driven by the group’s transformation towards a simpler, more digital and integrated model. • Loan-loss provisions continued to normalize as expected due to the higher-rate environment and inflation, the normalization in the US, as well as additional provisions for Swiss franc mortgages in Poland, and rose by 21%. • Overall credit quality remained robust, with cost of risk below target for the year at 1.13%. • Third quarter attributable profit was €2,902 million, up 26% (+20% in current euros). Versus the second quarter, profit was up 11%. • In September, the bank announced an interim cash dividend of 8.10 euro cents per share (+39%) and the first share buyback against 2023 earnings1. Once completed, Santander will have repurchased 9% of its shares since 2021. • Santander remains on track to meet its 2023 targets, including double-digit income growth; RoTE above 15%; cost-to-income ratio of 44-45%; fully-loaded CET1 above 12%, and cost of risk below 1.2%. Ana Botín, Banco Santander executive chair, said: “The group achieved another record quarter with earnings per share up 17% and a return on tangible equity of 14.8%. We have added nine million customers, increased revenues by 13%, and continue to make excellent progress in simplifying the business. The decision to align our retail & commercial and consumer finance businesses with our strategy is a key step in leveraging the strength of our global network further to better serve our customers and create greater value for our shareholders. So far this year, we have increased tangible net asset value plus dividend per share by 12% and announced a 39% year-on-year increase in the cash dividend per share. While the external environment is increasingly uncertain, it is in these times that the strength of our model and our team is most evident. I am confident that we will achieve our 2023 targets given the positive momentum which we also expect to carry into 2024.” 1 The target payout will be approximately 50% of the group net attributable profit (excluding the impacts that do not affect cash or capital ratios directly), split approximately 50% in cash dividends and 50% in share buybacks. Implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. 2 To allow a like-for-like comparison of underlying business performance, all variations from here are year-on-year and in constant euros (i.e., excluding currency movements) unless otherwise stated. Note: Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section (page 75) of the financial report at CNMV and santander.com.

Underlying income statement[*]

EUR million

	9M'23	9M'23 v 9M'22	9M'23 v 9M'22 (ex FX)	Q3'23	Q3'23 v Q3'22	Q3'23 v Q3'22 (ex FX)
Total income	43,095	+12%	+13%	14,861	+10%	+15%
Operating expenses	-18,961	+8%	+10%	-6,482	+5%	+11%
Net operating income	24,134	+15%	+16%	8,379	+14%	+18%
Net loan-loss provisions	-9,037	+21%	+21%	-3,266	+19%	+21%
Profit before tax	12,776	+9%	+10%	4,447	+16%	+21%
Attributable profit	**8,143**	**+11%**	**+13%**	**2,902**	**+20%**	**+26%**
Earnings per share, EPS (euro cents)	48	+17%		17	+25%	

[*] Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section (page 75) of the financial report at CNMV and santander.com. Summary of statutory figures on page 6 of this press release.

Underlying business performance

To allow a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros (i.e., excluding currency movements) unless otherwise stated.

Santander achieved an **attributable profit** of €8,143 million in the first nine months of 2023, up 11% in current euros versus the same period last year, as strong growth in revenues, particularly in Europe and Mexico, offset the expected year-on-year growth in provisions. In the third quarter, attributable profit increased 26% (+20% in current euros) versus the third quarter of last year to €2,902 million.

Q3 Attributable Profit	9M Attributable Profit
€2.9bn	€8.1bn
+20% vs. Q3'22	+11% YoY
RoTE	**EPS**
14.8%	+17%
+126bps YoY	YoY
CoR	**FL CET1**
1.13%	12.3%
+0.14pp YTD	+0.2pp YoY
TNAVps + DPS	**Cash DPS**
+12%	+39%
YTD	YoY

The strength of the results was reflected in growing profitability and shareholder value, with a return on tangible equity (**RoTE**) of 14.8% (+1.3 percentage points); earnings per share (**EPS**) of 48 euro cents, up 17%, and tangible net asset value (**TNAV**) per share on 30 September at €4.61. Including the cash dividend paid last May against 2022 earnings and the interim dividend against 2023 earnings to be paid in November, TNAV per share plus cash dividend per share was 12% higher year to date. In the first nine months of the year, the value created for shareholders (TNAV + cash dividend) is equivalent to more than €8 billion.

Customer funds grew 5%, with **deposits** up 4%, supported by both individuals and Corporate and Investment Banking (Santander CIB). Customers continued to utilize excess deposits to pay down debt in the quarter, particularly mortgages. For that reason, as well as a reduction in demand in some markets due to higher interest rates, total **loans** were down 2%, with consumer lending up 7%. The bank's loan book and deposits remain well diversified across both business lines and geographies. Deposits maintain a stable structure: approximately 75% are transactional, and more than 80% of retail deposits are insured with deposit guarantee schemes.

In total, **income** increased 13% to €43,095 million as the bank added nine million customers, taking total customers to 166 million. The rise in both customer activity and interest rates supported a 16% increase in **net interest income**. **Net fee income** was up 6% driven by sales of high value products – particularly within the bank's

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 3 global businesses. The global businesses represent 38% of total income and 42% of net fee income. Net interest income and net fee income accounted for 96% of the group’s total income, reflecting the quality of the bank’s earnings. The group continues to make progress in simplifying its product offering and accelerating its digital transformation to provide better services to customers and improve efficiency. As income growth (+13%) outpaced growth in costs (+10%), the efficiency ratio improved by 1.5 percentage points to 44.0%. This was driven by the group’s transformation towards a simpler, more digital and integrated model, as the bank continued to reduce costs in real terms (-0.5%). Loan-loss provisions were up 21% year-on-year, reflecting an expected increase following higher interest rates and inflation, the normalization in the US, as well as additional provisions to cover the Swiss franc mortgage portfolio in Poland. Overall credit quality remained robust, with cost of risk lower than target for the year at 1.13%, and markets such as Brazil are improving its cost of risk for the second quarter in a row. The non-performing loan (NPL) ratio remained broadly stable at 3.13%. At the end of the third quarter, the group liquidity coverage ratio (LCR), which measures liquid assets versus expected short-term cash outflows in a stress scenario, was 161%. As of September 2023, the liquidity buffer, comprising high quality liquid assets (HQLAs), exceeded €331 billion, of which €210 billion was in cash, equivalent to more than 20% of the bank’s deposit base. The bank’s fully-loaded CET1 capital ratio increased to 12.3%, ahead of the group’s capital target, as strong gross organic capital generation (+45 basis points) offset the accrual for a future cash dividend payment against 2023 results3, and the current share buyback and other impacts. In September, the board of directors of Banco Santander was happy to announce an interim cash dividend against 2023 results of 8.10 euro cents per share, a 39% increase compared to the same dividend last year. Furthermore, the board agreed to launch a share buyback programme for a maximum amount of €1,310 million, which is already being executed. Once completed, Santander will have repurchased 9% of its outstanding shares since 2021. Santander’s payout ratio (the proportion of earnings distributed to shareholders) increased from 40% to 50% of attributable profit3, consistent with the new remuneration policy announced at the bank’s Investor Day in February. The interim shareholder remuneration against the 2023 results will total approximately €2,620 million and represents an equivalent annualized yield of over 9%4. 3 See footnote 1. 4 Per Banco Santander's market capitalization on 24 October 2023.

Market summary (9M 2023 vs 9M 2022)

To better reflect the local performance of each market, the year-on-year percentage changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report.

Regions and global businesses

EUR million

	9M'23	9M'23 vs 9M'22
Markets	Attributable profit	
Europe	4,176	+49%
North America	1,900	-19%
South America	2,329	-16%
Digital Consumer Bank (DCB)	823	-8%
Global businesses		
Corporate & Investment Banking	2,680	+22%
Wealth Management & Insurance	1,251	+62%
	Total income	
PagoNxt	820	+23%

Contribution to group profit by market


€7,316 million
+11%
€8,143 million
10% DCB
32% South America
26% North America
32% Europe
9% DCB
25% South America
21% North America
45% Europe
9M'22
9M'23

Note: Market contributions excluding Corporate Centre. Variation in current euros.

The group's geographic and business diversification continues to support consistent, profitable growth. Strong growth in Europe during the first nine months of the year more than offset the increase in provisions in North and South America. The global businesses had another solid quarter, demonstrating the value of the group's global and cross border network. Revenue growth was particularly strong in Wealth Management & Insurance (39%) and PagoNxt (23%), while Santander CIB continued to show a very solid profit growth (+22%).

Europe. Attributable profit was €4,176 million, up 49%, driven by strong profit growth in all markets. In **Spain**, attributable profit increased 68% to €1,854 million, while in the **UK** it increased 12% to €1,243 million. The bank continued to accelerate its business transformation in the region with the roll out of a number of shared products and services, including a common mobile banking app. This helped the business achieve growth in customers (almost one million) and a more efficient operating model. Deposits remained stable, while loans fell 7% due to lower demand from companies and early repayments, particularly in mortgages, and mutual funds increased 9%.

North America. Attributable profit in North America amounted to €1,900 million, down 19% as strong performance in **Mexico**, where profit increased 19% to €1,163 million, was offset by the expected loan-loss provisions normalization in retail portfolios and seasonality in the auto business in the US, in line with expectations. Loans increased 4%, with growth in both the United States and Mexico, while deposits increased 10% (US +8%, Mexico +17%). The bank continued to target segments with proven competitive advantages and promote strong group network contributions in Mexico and the US, while streamlining businesses and products with limited scale and profitability to generate profitable growth.

South America. Attributable profit fell 16% to €2,329 million, affected by rising costs and higher loan-loss provisions. In **Brazil**, attributable profit was €1,426 million, down 30%, as very strong customer growth and good performance in net fee income were offset by an increase in costs driven by inflation and provisions. The macro outlook in Brazil had a positive effect on cost of risk, which has improved for the second quarter in a row, and will also have a positive effect on revenues. The bank continued to increase connectivity across the region and progress in its digital transformation to improve efficiency and profitability. Loans and deposits were up 5% and 12%, respectively, in the region. In Brazil, loans grew 3% and deposits, 12%.

Digital Consumer Bank. Digital Consumer Bank, which includes Santander Consumer Finance (SCF) and Openbank, generated an attributable profit of €823 million, down 8%, due to higher costs and a normalization in provisions. To

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander
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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 5 offset these impacts, the bank is focusing on new business pricing and profitability, increasing customer deposits and improving operating efficiency. Cost of risk remained low at 0.60%. Strategic alliances, leasing and subscription services led to an increase in new lending (+5%). The largest markets by profit contribution were the Nordic countries (€182 million), Germany (€153 million), the UK (€143 million) and France (€111 million). Santander CIB grew attributable profit by 22% to €2,680 million, driven by double-digit income growth across regions, especially in the Americas, and main businesses. Santander CIB maintains best-in-class efficiency and profitability levels, with RoTE increasing four percentage points to 28%. Wealth Management & Insurance, the group’s private banking, asset management and insurance businesses, also delivered a very strong set of results, with attributable profit increasing 62% to €1,251 million. Private Banking delivered outstanding growth on the back of higher net interest income and strong commercial activity levels (+€8.7 billion in net new money and +10% in number of customers), while Santander Asset Management showed solid growth in net sales (€6.4 billion). PagoNxt, which brings together Santander’s most innovative payments businesses, increased total income by 23% to €820 million. About Banco Santander Banco Santander is one of the largest banks in the world. Its market capitalization at the end of September was €58.6 billion. It has firm roots in ten core markets in Europe and the Americas, with nearly four million shareholders and 212,000 employees who serve 166 million customers.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 Important information Non-IFRS and alternative performance measures This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales- suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q3 2023 Financial Report, published on 25 October 2023 (https://www.santander.com/en/shareholders-and- investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, policies, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (9) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (10) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 9 performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations, regulatory requirements and internal policies, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Not a securities offer This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    25 October 2023 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer